Exhibit 23.1
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 2 of the Registration Statement of Capital TEN Acquisition Corp. (a development stage company) on Form S-1 (File No. 333-147741) of our report dated November 30, 2007, which includes an explanatory paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Capital TEN Acquisition Corp. (a development stage company) as of October 30, 2007 and for the period from October 16, 2007 (inception) through October 30, 2007, which report appears in this Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman llp

Marcum & Kliegman llp
Melville, New York
January 31, 2008